BEFORE THE
                     PUBLIC SERVICE COMMISSION OF WISCONSIN


Application of Wisconsin Energy Corporation for                      9401-YO-100
Approval to Acquire the Stock of WICOR, Inc                          9402-YO-101


                                 FINAL DECISION

                                  INTRODUCTION

BACKGROUND

          On July 20, 1999, Wisconsin Energy Corporation (WEC or applicant) filed an application under Wis. Stat. section 196.795(3) for authority to acquire 100 percent of the outstanding common stock of WICOR, Inc. (WICOR). In addition, WEC sought authorization to recover the utility portion of the acquisition premium through retention of savings resulting from the acquisition.

          The proposed transaction is structured as a merger of WICOR and a special purpose subsidiary of WEC. It could involve cash plus stock or just cash. If the transaction involves cash plus stock, WICOR will be merged into the acquisition subsidiary and the name of the subsidiary will be changed to WICOR. If the transaction involves only cash, the acquisition subsidiary will be merged into WICOR. In either event, WICOR or its successor will become a wholly-owned subsidiary of WEC and will, in turn, own Wisconsin Gas Company (WGC) and the other WICOR subsidiaries. On October 27, 1999, both WEC and WICOR held separate shareholder meetings, and the proposed merger was approved by each set of shareholders.

          A prehearing conference was held on September 8, 1999, to identify the persons who would be actively participating as full parties, to identify and designate the issues set for hearing, and to set procedural schedules for filing testimony and discovery. On September 17, 1999, November 5, 1999, and November

16, 1999, WEC and WICOR filed testimony in support of the proposed merger. Public Service Commission (Commission) staff and intervenors filed testimony on October 29, 1999, November 12, 1999, and November 16, 1999. Public technical hearings were held before Administrative Law Judge Jeffry Patzke on November 17 and 18, 1999, at Madison, Wisconsin. A complete list of parties is attached as Appendix A. Other appearances are listed in the Commission file. Initial briefs were filed on December 13, 1999, and reply briefs were filed on December 23, 1999.

          The application is GRANTED subject to conditions.


                                FINDINGS OF FACT

          1. There has been no formal study of synergy savings and it is, therefore, impossible to quantify such savings.

          2.   It is uncertain what gas cost savings can be expected.

          3.   Franchise territory expansion will not be affected by the merger.

          4. To address gas-on-steam market power concerns, it is reasonable for the Commission to require WGC to continue gas-on-steam competition for five years via SD-1 steam displacement service.

          5. Gas-on-electric competition is unlikely to be significantly affected by the acquisition of WICOR, since under current industry structure direct retail access is not imminent.

          6. To address the market power concerns of Independent Power Producers
(IPPs), including wholesale merchant plants, it is reasonable to require WGC and WEPCO, with respect to their gas operations, to offer IPPs, similarly situated to any of WECs gas fired electric generating facilities, term, conditions and


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
rates that are comparable to the terms, conditions and rates WGC and WEPCO gas operations give to the affiliated electric generating facilities. It is reasonable that IPPs be allowed to petition the Commission for redress when there is a dispute over gas service terms, conditions, and rates.

          7. It is reasonable that 60 percent, or an estimated $478 million, of the total acquisition premium for WICOR be recorded on the books of WGC for financial accounting purposes only, based on the final valuation of the acquired assets.

          8. It is reasonable to limit the utilities' right to seek a rate increase for a five-year period (referred to in this order as the "Five-year Rate Restriction Period") which shall be effective the later of January 1, 2001, or upon the receipt of all state and federal approvals necessary for the implementation of the acquisition. During this Five-year Rate Restriction Period, a biennial rate review process will be available beginning with a 2002 test year. Items available for biennial rate review are limited to changes in the revenue requirement due to governmental mandates, major gas lateral projects, and abnormal levels of capital additions required to maintain or improve reliable electric service. The Five-year Rate Restriction Period applies to electric, gas and steam service rates in effect as of January 1, 2001, except as set forth in the Order. WEPCO's rate change application currently before the Commission in docket 663O-UR-111 shall proceed and any rate changes resulting from that application for 2000 and 2001 shall be implemented.

          9. It is not reasonable to provide recovery of transaction costs associated with the acquisition from ratepayers.

          10. It is reasonable that electric fuel rules remain applicable to WEPCO.


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
          11. It is reasonable that gas cost recovery mechanisms for WEPCO and WGC remain in effect.

          12. It is reasonable that electric and steam rates of WEPCO not change during the Five-Year Rate Restriction Period except as set forth in the order.

          13. It is reasonable that WEPCO and WGC have the opportunity to petition the Commission for an amended order authorizing unified, but overall revenue neutral, natural gas rates and rules, if the natural gas utilities operations are combined prior to or during the Five-year Rate Restriction Period.

          14. It is reasonable that the natural gas rates of WEPCO not be increased during the Five-Year Rate Restriction Period except as set forth in the Order.

          15. It is reasonable that the natural gas rates of WGC remain under the Productivity based Alternative Ratemaking Mechanism (PARM) for its duration and that they not be increased during the remainder of the Five-Year Rate Restriction Period except as set forth in the Order.

          16. It is reasonable that the water rates of WGC not be subject to the Five-Year Rate Restriction Period set forth in this order and that WGC continue to follow the water rate provisions set forth in the PARM letter order dated December 16, 1998, which requires a water rate review filing in 2001.

          17. It is reasonable that WEPCO and WGC initiate a full rate case after the Five-year Rate Restriction Period set forth in Findings of Fact 8.

          18. It is reasonable that the Commission review rates where there may be significant over-earnings not related to synergy savings retention.


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
          19. It is reasonable to allow the applicant the opportunity to retain synergy savings associated with the acquisition during the Five-Year Rate Restriction Period set forth in Findings of Fact 8.

          20. It is reasonable that after the Five-Year Rate Restriction Period, the applicant is not precluded from applying for authority to retain additional synergy savings. It is the responsibility of the applicant to develop a clear mechanism to document the five-year synergy savings that occurred solely due to the acquisition and any attendant integration. The burden is on the applicant to produce such a clear mechanism in a format acceptable to the Commission for its review and audit.

          21. It is reasonable that the applicant demonstrate compliance with the winter heating rules in effect pursuant to Wis. Admin. Code sections PSC 113.1323, 113.1324, 134.0623, and 134.0024 and address the needs of low-income customers in a proactive and responsive manner. WGC's procedures for handling low-income delinquent accounts remain in effect for WGC and it is reasonable that WEPCO use the same procedures for its customers to the extent practicable.

          22. It is reasonable for WEPCO and WGC to work with Commission staff to develop a workable means to monitor electric, gas, and steam service quality levels and trends resulting in a proposal to the Commission within six months of the effective date of the acquisition.

          23. It is reasonable that any unrecovered acquisition premium not be considered a stranded cost in future proceedings before the Commission.

          24. It is reasonable that WEPCO gas operations be required to follow and comply with the emergency response time standards required of WGC.


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
          25. It is reasonable that WGCs program to reduce third party damage be expanded to cover all gas territories of the combined entity within a reasonable time after the acquisition.

          26. It is reasonable to require WEC to file with the Commission a formal integration and implementation plan or study related to the acquisition within six months of the effective date of the acquisition.

          27. The Commission acknowledges that the natural gas generic order in docket 05-Gl-106 requires that gas utilities with the same corporate structure must have like gas cost recovery mechanisms (GCRM) and therefore modification to the current GCRM of WEPCO and/or WGC is necessary.

          28. It reasonable to impose a best efforts operations and maintenance standard for WEPCO and WGC.


                               CONCLUSIONS OF LAW

          1.   WEC is a holding company as defined in Wis. Stat. section
196.795.

          2.   WICOR is a holding company as defined in Wis. Stat. section
196.795.

          3.   WEPCO is a public utility as defined in Wis. Stat. section
196.01.

          4.   WGC is a public utility as defined in Wis. Stat. section 196.01.

          5. The Commission is authorized under Wis. Stat. section 196.795 to grant its consent and approval to the application of WEC to acquire 100 percent of the outstanding common stock of WICOR.

          6. The Commission is authorized under Wis. Stat, section 196.395 to condition its order in this matter.


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
          7. The acquisition is in the best interests of utility consumers, investors, and the public pursuant to Wis. Stat. section 196.795(3)

                                     OPINION

ACQUISITION PREMIUM

          In its application WEC proposed to pay $797 million in excess of book value for WICOR. This amount is the acquisition premium. The acquisition premium is the amount in excess of book value that WEC is willing to pay for WICOR. The applicant proposed to allocate approximately 60 percent of the total acquisition premium, or an estimated $479 million, to WGC. The 60 percent estimate was based on studies performed by Chase Securities on behalf of WEC. The exact allocation is not known with certainty because it depends on a final valuation of the assets at the time the acquisition is completed.

          The 60 percent time is a reasonable estimate of the acquisition premium applicable to WGC based on what is known at this time. The exact dollar amount recorded for accounting purposes should, however, reflect the figures derived in the final valuation of the acquired assets. The determination of the acquisition premium to be recorded on the books of WGC is an accounting allocation. Recording the acquisition premium on the books of WGC has no bearing on the amount authorized for rate recovery.


          THE RATEMAKING TREATMENT OF THE ACQUISITION PREMIUM. WEC requested recovery of the utility-related portion of the acquisition premium through retention of the synergy savings that were expected to accrue from the acquisition and subsequent integration of utility operations. WEC requested it be permitted to retain synergy savings until the utility's portion of the


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
acquisition premium is fully recovered. The Commission has generally rejected dollar for dollar recovery of acquisition premiums. Recovery of any of the premium has required a clear showing of substantial system benefits resulting from the acquisition. See Preliminary Agreement of the Village of Footville, Rock County, as an Electric Public Utility, to Sell its Electric Public Utility Plant to Wisconsin Power and Light Company, dockets 6680-EB-103/2040-EA-100; Northern States Power Company rate case docket 4220-UR-107.

          The applicant was unable to substantiate sufficient system or economic benefits resulting from the acquisition; therefore direct recovery of the acquisition premium is not reasonable.

          The Commission considered the appropriateness of alternative cost recovery methods. A Five-year Rate Restriction Period, effective the later of January 1, 2001, or when all necessary state and federal approvals are granted is reasonable and provides the most effective and manageable opportunity for cost recovery. The Five-year Rate Restriction Period covers electric rates, gas rates, and steam service rates. Under this approach, rate reviews will be limited to changes to the revenue requirement due to government mandates, major lateral projects associated with approved natural gas pipeline construction projects, and abnormal levels 1/ of capital additions required to maintain or improve reliable electric service. Rate recovery for these items will be considered in a biennial rate review process. The earliest a first biennial rate review may occur is for the 2002 calendar year test period. The electric fuel rules as well as GCRMs will continue in effect, not subject to the Five-year Rate Restriction Period. WEPCO's rate change application currently before the Commission in docket 6630-UR-111 shall proceed and any rate changes resulting

---------------

1 Levels are abnormal when major capital additions, required to maintain or improve electric reliability, cause the total annual electric capital additions to exceed normal historical levels. The amount above normal historical levels would be considered for ratemaking purposes in a limited rate review.

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
from that application for 2000 and 2001 shall be implemented. The Commission also retains its right to adjust rates if significant over-earnings not related to synergy savings retention occur. A fall rate review will be conducted at the end of the Five-year Rate Restriction Period.

          Although direct rate recovery of the acquisition premium is not authorized, the Five-year Rate Restriction Period provides the utilities with the opportunity to recover the acquisition premium. After the Five-year Rate Restriction Period, the applicant is not precluded from making its best case showing of the appropriateness of more synergy savings retention. It will be the responsibility of the utility to develop a clear mechanism to document the five-year synergy savings that occurred solely due to the acquisition and any attendant integration. It will be the responsibility of the applicant to prove and show cause for any additional acquisition premium recovery via continued synergy savings retention. At no time shall the applicant be able to recover the transaction costs from the acquisition. Since WEC and WICOR entered into the acquisition voluntarily, no unrecovered acquisition premium shall be considered a stranded cost.

          During the Five-year Rate Restriction Period, it is expected that natural gas rates and rules may need to be modified should the applicant integrate or merge the gas utilities during this period. In addition, market forces, gas industry restructuring, and changes at the federal level may also drive the need for continual rate and rule changes for natural gas utilities. For example, the ten zones recently implemented in the last WEPC0 natural gas rate case may need further refinement or changes during the Five-year Rate Restriction Period.

          To the extent these types of occurrences require the need for natural gas rate and rule changes, the changes shall be made on a revenue neutral basis, not increasing total revenues. The purpose of any rate change will be to


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
accommodate the integration of the two natural gas utilities or to accommodate restructuring and deregulation. Although rate structures may be changed, they shall be revenue neutral and minimize the rate impact to any class of customers.


          GAS COST SAVINGS. The Commission found in docket 05-GI-108 Phase I, that increased company size does not tend to lead to lower gas costs. The applicant provided no documentation, cost benefit analysis, or reliability justification that demonstrated the proposed savings due to increased volume of purchases should be given any weight in the determination of the appropriate level of acquisition premium borne by ratepayers.

          The applicant did, however, suggest that combining the companies' diverse set of natural gas assets (e.g., storage and peaking facilities) may allow the combined entity to dispatch those assets more efficiently than if they were dispatched under separate companies. This improved ability to dispatch, which was not considered in docket 05-GI-108 Phase I, might lower gas costs slightly over the long run.


          SYSTEM BENEFITS/NONECONOMIC BENEFITS. In testimony, the applicant showed the potential for some non-economic benefits of the acquisition such as improved customer and public safety. The applicant also testified that the two gas systems could be integrated in several places resulting in expanded, more reliable service. These enhancements contributed to a showing that the acquisition is in the best interest of consumers and the public. However, there was not an adequate showing that these benefits would be sufficient to allow for the direct recovery of the acquisition premium.


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
MARKET POWER

          Market power issues in this matter involve the effects on consumers from the loss of a potential competitor. Conventional antitrust analysis examines whether the loss of even one competitor can affect prices to the detriment of consumers. Areas of potential market power concern are gas-on-steam competition, gas-on-electric competition, the provision of gas to electric generating stations, and franchise territory expansion. Franchise territory expansion should not be affected by the acquisition. The Commission believes all issues related to market power can be successfully dealt with by adoption of mitigation measures that are set forth as conditions in this Order.


          GAS-ON-ELECTRIC COMPETITION. Gas-on-electric competition is unlikely to be significantly affected by the acquisition under the current industry structure. There are no tariff discounts available to induce customers to use gas versus electricity. Choices over gas or electric appliances are left to the marketplace. Furthermore, concerns over inter-fuel substitutions are misplaced and premature. Whereas the acquisition does not create the anti-competitive forces required to reduce the level of inter-fuel substitutions, retail electric deregulation will have the potential to profoundly affect inter-fuel competition. The Commission will address the potential decrease in such competition when electric deregulation becomes imminent.


          GAS-ON-STEAM COMPETITION. Requiring WGC to continue gas-on-steam competition for the Five-Year Restriction Period will alleviate market power concerns. WGC shall also notify all current and future SD-1 customers of the


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
potential that the SD-1 tariff might face elimination after the Five-year Rate Restriction Period.


          GAS TO ELECTRIC GENERATING STATIONS. In Wisconsin, the wholesale electric power market was deregulated by 1997 Wisconsin Act 204. It allows non-Utility electricity producers to enter the market. The acquisition creates the potential for vertical market power by giving the combined entity the ability to thwart IPP entry by limiting available gas service. To remedy this anti-competitive effect, WGC and WEPCO shall offer IPPs, similarly situated to any of WECs gas fired electric generating facilities, terms, conditions and rates that are comparable to the terms, conditions and rates WGC and WEPCO provide to the affiliated electric generating facilities. Furthermore, IPPs should be allowed to petition the Commission for redress if there is a dispute over gas service terms, conditions and rates. This will prevent WEPCO and WGC from showing preferential treatment to WEC's electric facilities.


CONDITIONS ON ACQUISITION FOR ENHANCED SERVICE QUALITY AND CONSUMER PROTECTION

          The applicant claims that the acquisition would create a variety of system benefits to existing gas distribution systems of WGC and WEPCO. The conditions placed upon the acquisition will help the applicant realize these benefits and ensure the acquisition produces an overall enhancement in service quality and consumer protection.


          SERVICE QUALITY IMPROVEMENTS. It is important that WGC and WEPCO maintain and increase the level of electric, gas, and steam service quality relative to those levels witnessed both prior to the acquisition of WICOR and to


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
standard industry practice. WGC and WEPCO should cooperate with Commission staff to develop a workable means to track these service quality levels and trends, including but not limited to, tracking service quality indices. WGC and WEPCO shall submit the proposed tracking methodology for Commission approval within six months of the effective date of the acquisition.


          EMERGENCY RESPONSE AND PREVENTION. Diligence in pipeline safety is a top priority in Wisconsin. In the WGC PARM case, docket 6650-GR-112, the Commission found that imposing certain operational performance measures would assure that ratepayers would continue to receive safe and reliable service during the period that the PARM was in effect. As a result, WGC became a model for other gas utilities in the area of pipeline emergency response time and the prevention of third party damage, which is the leading cause of damage to gas facilities. WGC has reduced by 50 percent the number of leaks per 1000 locate requests caused by third party damage since 1995. WGC is currently required to respond to emergency gas leaks in an average of 21 minutes or less in its southeast service territory and 31 minutes in its district operations areas.

          The Commission finds it reasonable that these standards remain in effect for WGC and finds it reasonable to require WEPCO's gas operations to meet these same standards for comparable areas in its service territory. WEPCO, in cooperation with Commission staff, shall develop a plan to implement this goal and submit the implementation plan for Commission approval within six months of the effective date of the acquisition.


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
          CODE OF CONDUCT AND AFFILIATED INTEREST ISSUES. Mergers and acquisitions inevitably raise concerns over market power and fair competition. The Commission, however, does not need to impose generated conditions on the acquisition to prevent the possibility of anticompetitive behavior on the part of the companies within the WEC holding company system. The Commission is authorized to ensure that public utilities compete fairly in Wisconsin through the existing framework of the Standards of Conduct in Docket 05-GI-108 Phase II, and Wis. Stat. sections 196.52 and 196.795 that provide mechanisms to deal with affiliated interest and holding company concerns. In addition to these safeguards, the interests of IPPs and users of gas and steam are specifically addressed in the Market Power section of this decision.


          BEST PRACTICES. In any acquisition, there is a risk that the acquirer, driven by shareholder interest to recover the acquisition premium will attempt to maximize profits at the expense of maintenance and repair of essential equipment and facilities. This could result in risks to ratepayers in the form of decreased reliability and long term increased cost for accelerated replacement of equipment. This risk is reduced by requiring WGC and WEPCO to maintain best-efforts operations and maintenance (O&M) practices for their electric, steam and gas operations and facilities, enforceable through punitive Commission action.


          WINTER HEATING RULES AND DISCONNECTION PROCEDURES. The Commission recognizes the concern this acquisition raises for low-income customers. The applicant must demonstrate adherence to the winter heating rules in effect and deal with the needs of low-income customers in a proactive and responsive manner. It is important that WGC's procedures for handling low-income delinquent


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
accounts remain in effect and that WEPCO use the same procedures for its customers to the extent practicable.


          GAS SYSTEM INTEGRATION. The applicant testified that at some point after the acquisition takes place WEC will integrate the gas distribution systems of WGC and WEPCO. This integration will involve the physical connection of these systems at a variety of locations as well as the combined use of other system resources, such as equipment and personnel. Integration is not an issue presented for decision in this docket. Given the lack of certainty as to the timing and nature of integration, WEC shall file an integration or implementation plan or study with the Commission within six months of the effective date of the acquisition.


THE EFFECT OF THE ACQUISITION ON UTILITY CONSUMERS, INVESTORS AND THE PUBLIC

          Wis. Stat. section 196.795(3) requires that Commission approval of the proposed acquisition can only occur when the transaction is found to be in the best interests of 1) utility consumers, 2) the investors, and 3) the public.


          UTILITY CONSUMERS. The acquisition is in the best interests of the utility consumers because ratepayers could realize rate reductions in the long term, along with potential increases in reliability and gas cost savings. The Order imposes a Five-Year Rate Restriction Period, as previously described. This period ensures that during the initial five years after the acquisition, ratepayers will not pay more for utility service than if the acquisition had never occurred. After the Five-Year Rate Restriction Period, any synergies created by operational or structural integration of utility operations will be passed on to ratepayers.

          The acquisition as conditioned by the order, therefore, protects ratepayers from paying unreasonable rates while giving WEPCO and WGC the economic incentive to quickly realize synergies that will ultimately provide ratepayer benefits. The Order's specific conditions regarding such topics as compliance with winter heating rules, the use of best efforts O&M practices, and the implementation of a service quality tracking mechanism, prevents foreseeable harm to ratepayers.


          INVESTORS. In determining whether the acquisition is in the best interests of the investors, the Commission acknowledges the shareholder votes of both WEC and WICOR approving the acquisition. The combined entity will allow the shareholders to become part of a diversified Wisconsin based entity. Bondholders and preferred stockholders will be protected by long-term benefits as the new entity becomes more diversified.


          PUBLIC. The acquisition is in the public interest of the local communities the combined entity serves and the entire state. The acquisition preserves entities that have had long histories of civic and charitable involvement that could be lost by an out-of-state acquisition. The combined entity will continue to partner with communities to develop and support educational and economic development programs that impact Wisconsin in a positive manner. In addition, the applicant has made a positive commitment to labor with an assurance of no layoffs. Wisconsin will continue to receive the


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
economic development benefits of a company that resides in and understands the community it serves.


                                      ORDER

          1. WGC shall continue gas-on-steam competition for the Five-year Rate Restriction Period via SD-1 steam displacement service. WGC shall notify current and future SD-1 customers of the potential that the SD-1 tariff might be eliminated at the conclusion of the Five-year Rate Restriction Period.

          2. WGC and WEPCO shall offer IPPs, including wholesale merchant plants, similarly situated to any of WEC's gas fired electric generating facilities, terms, conditions and rates that are comparable to the terms, conditions and rates WGC and WEPCO provide to the affiliated electric generating facilities. WGC and WEPCO shall notify IPPs of their right to petition the Commission for redress when there is a dispute over gas service terms, conditions and rates.

          3. Based on the final valuation of the acquired assets, 60 percent of the total acquisition premium for WICOR, which is estimated to be $478 million, shall be recorded on the books of WGC for financial accounting purposes only.

          4. The Five-year Rate Restriction Period applies to the utilities' electric rates, gas rates, and steam service rates in effect as of January 1, 2001, except as set forth in Order Point 11. During the Five-year Rate Restriction Period a biennial rate review process will be available beginning with a 2002 test year. Items available for biennial rate review are limited to changes in the revenue requirement due to governmental mandates, major gas lateral projects, and abnormal levels of capital additions required to maintain or improve reliable electric Service. WEPCO's rate change application currently before the Commission in docket 6630-UR-111 shall proceed and any rate changes resulting from that application for 2000 and 2001 shall be implemented. The Commission retains its right to adjust rates if significant over-earnings not related to synergy savings retention occur. A full rate review will be conducted at the end of the Five-Year Rate Restriction Period.

          5. WGC and WEPCO may not recover any transaction costs associated with the acquisition from ratepayers.

          6.   Electric fuel rules shall continue in effect.

          7.   GCRMs for WEPCO and WGC shall continue in effect.

          8. WEPCO may not apply for an increase in its electric and steam rates during the Five-year Rate Restriction Period except as set forth in Order Points 4 and 6.

          9. WEPCO and WGC may petition the Commission for an amended order authorizing unified, but overall revenue neutral natural gas rates and rules during the Five-year Rate Restriction Period, if the utilities' natural gas operations are combined prior to or during the five-year period.

          10. Natural gas rates of WEPCO shall remain revenue neutral during the Five-year Rate Restriction Period except as set forth in Order Points 4 and 9.

          11. Natural gas rates of WGC shall remain under the Productivity-based Alternative Ratemaking Mechanism (PARM) for its duration and remain revenue neutral during the remainder of the Five-year Rate Restriction Period except as set forth in Order Points 4 and 9.

          12. Water rates of WGC shall not be subject to the Five-Year Rate Restriction Period and WGC shall continue to follow the water rate provisions set forth in the PARM letter order dated December 16, 1998, which requires a water rate review filing in 200 1.

          13. WGC's procedures for disconnecting late payment customers and cold weather disconnections shall remain in effect for WGC and be adopted by WEPCO for its customers to the extent practicable.

          14. WEPCO and WGC shall work with Commission staff to develop a workable method to monitor electric, gas, and steam service quality levels and trends. The utilities shall propose a method to the Commission within six months of the effective date of the acquisition.

          15. Any unrecovered acquisition premium shall not be considered a stranded cost in future proceedings before the Commission.

          16. WEPCO shall, in cooperation with Commission staff, develop a plan to meet the natural gas emergency response time standards currently imposed on WGC, and submit the implementation plan within six months of the effective date of the acquisition.

          17. WGC's program to reduce third party damage shall be expanded to cover all gas territories of WEC within a reasonable time after acquisition.

          18. WEC shall file with the Commission a formal integration and implementation plan or study related to the acquisition within six months of the effective date of the acquisition.

          19. Either WGC or WEPCO, or both, shall modify their GCRMs for consistency with the natural gas generic order in docket 05-GI-106.

          20. WGC and WEPCO shall follow best efforts operations and maintenance practices.

          21. This order shall be effective on the day following the day of mailing.


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
          22.  Jurisdiction is retained.

Dated at Madison, Wisconsin, March 14, 2000
                             --------------

By the Commission:


/s/ Lynda L. Door
-------------------------------
Lynda L. Door
Secretary to the Commission

LLD:LMS;ash;g;\order\pending\9401-YO-100 9402-YO-101 Final.doc

See attached Notice of Appeal Rights

                             Notice of Appeal Rights


          Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. section 227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commis sion of Wisconsin must be named as respondent in the petition for judicial review.

          Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat. section 227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat. section 227.49. The petition must be filed within 20 days of the date of mailing of this decision.

          If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

          This general notice is for the purpose of ensuring compliance with Wis. Stat. section 227.48(2), and does not constitute a conclusion or admis sion that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

Revised 9/28/98


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
                                   APPENDIX A
                                   (CONTESTED)

          In order to comply with Wis. Stat. section 227.47, the following parties who appeared before the agency are considered parties for purposes of review under Wis. Stat. section 227.53.

          Public Service Commission of Wisconsin
          (Not a parry but must be served)
          610 N. Whitney Way
          P.O. Box 7854
          Madison, WI  53707-7854

     WISCONSIN ENERGY CORPORATION
               by
          Mr. Larry J. Martin, Attorney
          Quarles and Brady
          411 East Wisconsin Avenue, Suite 2550
          Milwaukee, WI  53202-4497

     WICOR INC.
               by
          Mr. Charles Cummings, Attorney
          626 Fast Wisconsin Avenue
          P.O. Box 544
          Milwaukee, WI  53201-0544

     WISCONSIN END-USER GAS AND ELECTRIC ASSOCIATION (WEUGEA)
               by
          Ms. Darcy Fabrizius
          P.O. Box 2226
          Waukesha, WI  53187-2226

     WISCONSIN PUBLIC SERVICE CORPORATION
               By
          Mr. Bradley D. Jackson, Attorney
          Foley & Lardner
          150 East Gilman Street
          P.O. Box 1497
          Madison, WI  53701-1497


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
     SCBIFFRIN & BARROWAY, LLP (WICOR, INC. Shareholders)
               by
          Ms. Joan L. Romett
          Three Bala Plaza East, Suite 400
          Bala Cynwyd, PA  19004

     INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS, LOCAL 2150
               by
          W. Forrest Ceel
          Local 2150 IBEW
          N8 W22520 Johnson Drive, Unit H
          Waukesha, W1  53186

     UNITED STEELWORKERS OF AMERICA, LOCAL 12005
               by
          Mr. Phil Gozy
          4114 Wood Road
          Racine, WI  53403

     WISCONSIN PUBLIC POWER INC. (WPPI)
               by
          Mr. Michael Stuart, Attorney
          1425 Corporate Center Drive
          Sun Prairie, WI  53590-9109

     WISCONSIN PAPER COUNCIL
               by
          W. Earl Gustafson
          P.O. Box 718
          Neenah, WI  54957-0718

     ANR PIPELINE COMPANY
               by
          Mr. Thomas P. Pyper, Attorney
          Ms. Theresa M. Hottenroth, Attorney
          Whyte, Hirschboeck and Dudek, S.C.
          One East Main Street, Suite 300
          Madison, WI  53703-3300


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
     WISCONSIN INDUSTRIAL ENERGY GROUP (WIEG)
               by
          Mr. Richard L. Olson, Attorney
          Ms. Linda M. Clifford, Attorney
          LaFolleue & Sinykin, LLP
          1 East Main Street, Suite 500
          Madison, WI  53703

     WISCONSIN FEDERATION OF COOPERATIVES
               by
          Mr. Warren J. Day, Attorney
          30 West Mifflin Street, Suite 401
          Madison, WI  53703

     CITIZENS UTILITY BOARD
               by
          Ms. Mary Wright
          Cullen, Weston, Pines & Bach
          122 West Washington Avenue, Suite 900
          Madison, WI  53703

          Mr. Dennis Dums
          Research Director
          Citizens' Utility Board
          16 North Carroll Street, Suite 300
          Madison, WI  53703

     ALLLANT ENERGY-WISCONSIN POWER & LIGHT COMPANY
               by
          Mr. Ritchie J. Sturgeon, Attorney
          222 West Washington Avenue
          P.O. Box 192
          Madison, WI  53701-0192

     WISCONSIN DEPARTMENT OF JUSTICE
               by
          Mr. Edwin J. Hughes
          Assistant Attorney General
          123 West Washington Avenue
          P.O. Box 7857
          Madison, WI  53707-7957


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